UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 1
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Dune Energy, Inc.
(Name of Subject Company)

Eos Merger Sub, Inc.
(Offeror)

Eos Petro, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
008015307
(Cusip Number of Class of Securities)

Nikolas Konstant
Eos Petro, Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, California 90067
(310) 552-1555
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey P. Berg Barry A. Brust Jessica Wade Baker & Hostetler LLP 11601 Wilshire Boulevard, Suite 1400 Los Angeles, California 90025 (310) 820-8800	Bill Nelson Kristina Trauger Haynes and Boone, LLP 1221 McKinney Street, Suite 2100 Houston, Texas 77010 (713) 547-2030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,129,405	$2,572

*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Dune Energy, Inc., a Delaware corporation (the “Company”), at a purchase price of $0.30 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 73,128,848 shares of common stock of the Company that are issued and outstanding; and (ii) 635,833 deferred stock units that are issued and outstanding of the Company. The foregoing figures have been provided by the Company to the offeror and are as of the close of business on October 7, 2014, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. 

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by Eos Petro, Inc., a Nevada corporation (“Eos”) and Eos Merger Sub, Inc., a Delaware corporation and a directly wholly owned subsidiary of Eos (“Purchaser”) with the Securities and Exchange Commission on October 9, 2014 relating to the offer by Purchaser to purchase each of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dune Energy, Inc., a Delaware corporation (“Dune”), for $0.30 in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (the offer reflected by such terms and conditions, as they may be amended, supplement or extended from time to time, constitutes the “Offer”).

ITEMS 1 THROUGH 11.

All information contained in the Offer is expressly incorporated herein by reference with respect to Items 1-11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offer to Purchase.

The following three paragraphs are added as supplements after the last paragraph under Section 11 - “Background of the Offer, Past Contacts or Negotiations with Dune” of the Offer to Purchase:

After the commencement of the Offer, on October 9, 2014, the Dune Board determined in good faith (after taking into account the advice of its financial and legal advisors) at a meeting of the Dune Board, that the unsolicited acquisition proposal received from the potential strategic buyer which contacted PWP on September 25, 2014, September 30, 2014 and October 1, 2014 could reasonably be expected to result in a Superior Proposal, requiring disclosure to Eos. Dune notified Eos of its determination on October 9, 2014. On October 9, 2014, Dune and the potential strategic buyer entered into a non-disclosure agreement, in substantially the same form as entered into with Eos, which restricts the potential strategic buyer’s disclosure and use of Dune’s confidential, non-public information and contained a two year standstill provision that, among other things, restricted the ability of the potential strategic buyer to acquire or seek to acquire the assets or securities of Dune without the Dune Board’s consent.

As of the date of this Amendment, Dune and PWP were engaged in discussions with such potential strategic buyer and its advisors to determine whether the proposal constitutes, or could be revised to constitute, a Superior Proposal. There can be no assurance that any discussions with respect to the unsolicited proposal will result in a transaction being recommended by the Dune Board, or that any such transaction will be consummated. Except as required by applicable law, Dune does not intend to disclose the possible terms of any alternative transaction or the identity of any person proposing such alternative transaction, prior to the execution of a definitive agreement with respect to such alternative transaction, if any. Furthermore, under the Merger Agreement, Dune has an obligation to keep Eos informed on a reasonably current basis of the status and material details of such potential alternative transactions.

As of the date of this Amendment, the Dune Board continues to unanimously recommend that Dune stockholders accept and tender their Shares pursuant to the Offer described in the Merger Agreement.

Item 12. Exhibits

Exhibit Number.	Description of Exhibit
(a)(1)(A)	Offer to Purchase, dated October 9, 2014.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on October 9, 2014.*

Exhibit Number.	Description of Exhibit
(a)(5)(A)	Joint press release issued by Dune and Eos dated September 18, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Eos on September 18, 2014).
(a)(5)(C)	Joint press release issued by Dune and Eos dated October 9, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eos on October 9, 2014).
(d)(1)
Agreement and Plan of Merger, dated as of September 17, 2014, by and among Eos, Purchaser and Dune (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Eos on September 18, 2014).

(d)(2)	Non-Disclosure Agreement, dated July 11, 2014, between Dune and Eos *
(g)	Not applicable.
(h)	Not applicable.
*	Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2014
EOS MERGER SUB, INC.

By: /s/ Nikolas Konstant
Name: Nikolas Konstant
Title: President and CEO

EOS PETRO, INC.

By: /s/ Nikolas Konstant
Name: Nikolas Konstant
Title: Chairman of the Board and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number.	Description of Exhibit
(a)(1)(A)	Offer to Purchase, dated October 9, 2014.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on October 9, 2014.*
(a)(5)(A) (a)(5)(C)
Joint press release issued by Dune and Eos, dated September 18, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Eos on September 18, 2014).
Joint press release issued by Dune and Eos dated October 9, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eos on October 9, 2014).

(d)(1)
Agreement and Plan of Merger, dated as of September 17, 2014 by and among Eos, Purchaser and Dune (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Eos on September 18, 2014).

(d)(2)	Non-Disclosure Agreement, dated July 11, 2014, between Dune and Eos Petro, Inc.*
(g)	Not applicable.
(h)	Not applicable.

*	Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014.